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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. __)*
HPL Technologies, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
40426C105 (CUSIP Number)
December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /          Rule 13d-1(b)

      / /          Rule 13d-1(c)

      /x/          Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        92763R1041

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Y. David Lepejian

2	CHECK THE APPROPRIATE BOX IF	(a)	/ /
	A MEMBER OF A GROUP*	(b)	/ /
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
12,243,128

		6	SHARED VOTING POWER
408,000

		7	SOLE DISPOSITIVE POWER
12,243,128

		8	SHARED DISPOSITIVE POWER
408,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,651,128

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
45.9%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No.            92763R1041

Item 1(a):  NAME OF ISSUER

    HPL Technologies, Inc.

Item 1(b):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

    2033 Gateway Place
    San Francisco, CA 95110

Item 2(a):  NAME OF PERSON FILING

    Y. David Lepejian

Item 2(b):  ADDRESS OF PRINCIPAL BUSINESS OFFICE

    2033 Gateway Place
    San Francisco, CA 95110

Item 2(c):  CITIZENSHIP

    USA

Item 2(d):  TITLE OF CLASS OF SECURITIES

    Common Stock, $0.001 par value

Item 2(e):  CUSIP NUMBER

    40426C105

Item 3:  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

Item 4:  OWNERSHIP

  (a)
  Amount Beneficially Owned:

    12,651,128 shares(1)(2)

  (b)
  Percent of Class

    45.9%

CUSIP No.        92763R1041

  (c)
  Number of Shares as to Which Such Person Has:

  (i)
  sole power to vote or direct the vote:
  12,243,128 Shares(1)

  (ii)
  shared power to vote or direct the vote
  408,000 Shares(2)

  (iii)
  Sole power to dispose or to direct the disposition of:
  12,243,128 Shares(1)

  (iv)
  Shared power to dispose or to direct the disposition of:
  408,000 Shares (2)

(1)
Includes an option to purchase shares of Common Stock of HPL Technologies, Inc. which is exercisable within 60 days from December 31, 2001 for 2,040,000 shares.

(2)
Includes an option to purchase shares of Common Stock of HPL Technologies, Inc. granted to Mr. Lepejian's spouse which is exercisable within 60 days from December 31, 2001 for 408,000 shares.

Item 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

Item 6:  OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Mr. Lepejian is deemed the beneficial owner of 408,000 shares covered by an option granted to Mr. Lepejian's spouse, such that Mr. Lepejian's spouse has the right to receive the proceeds from the sale of such shares.

Item 7:  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY

    N/A

Item 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    N/A

Item 9:  NOTICE OF DISSOLUTION OF GROUP

    N/A

Item 10:  CERTIFICATION

    N/A

CUSIP No.        92763R1041

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

February 13, 2002 Date
/s/ Y. DAVID LEPEJIAN Signature
Y. David Lepejian Name (Typed)

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SIGNATURE